

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05000887

January 5, 2005

Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-5-2005

Re: Bristol-Myers Squibb Company
Incoming letter dated December 20, 2004

Dear Ms. Leung:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to Bristol-Myers by Shirley B. Rogers. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
JAN - 7 2005
1083

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Shirley B. Rogers
100 Glenview Place
Naples, FL 34108

14272

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

December 20, 2004

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Stockholder Proposal Submitted by Ms. Shirley B. Rogers

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company ("Bristol-Myers," or the "Company") omits from its 2005 proxy materials a stockholder proposal and statement of support submitted by Ms. Shirley Rogers (the "Proponent") for inclusion in the Company's 2005 proxy materials. The proposal and supporting statement are collectively referred to as the "Proposal" and are enclosed herewith.

We have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with the Proposal.

The Proposal provides:

Resolved: The Board of Directors of Bristol-Myers Squibb (BMS) terminate Peter R. Dolan as Chairman and CEO of BMS with no "golden parachute" or special termination pay due to his demonstrated gross incompetence.

It is our opinion that the Proposal may be excluded from the Company's 2005 proxy materials for each of the following reasons:

1. it relates to the Company's ordinary business, i.e. termination of employees, and is excludable under Rule 14a-8(i)(7); and

2. it impugns the character of the Chairman and CEO and is excludable under Rule 14a-8(i)(3).

I. The Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a company may omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In its 1998 release amending the shareholder proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 34-40018 at 11 (May 21, 1998). As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id.

The Staff has consistently found that the termination, hiring or promotion of employees is part of a company's ordinary business operations. In Allegheny Energy, Inc. (March 3, 2003), the shareholder recommended the removal of the Chairman, President and Chief Executive Officer and another executive, alleging unsound decisions made by those individuals. The staff concluded that there was some basis for the company to exclude the submission under Rule 14a-8(i)(7) "as relating to its ordinary business operations (i.e., the termination, hiring, or promotion of employees)." Like Allegheny Energy, the Proponent here seeks removal of the Chairman and Chief Executive Officer and the Staff should similarly find that the proposal is excludable under Rule 14a-8(i)(7). See also The MONY Group Inc. (March 1, 2004) (granting relief under 14a-8(i)(7) where the proposal recommended the board conduct an investigation into and a possible replacement of the Chief Executive Officer and its President and Chief Operating Officer because it related to ordinary business, i.e. termination or evaluation of employees); Spartan Motors, Inc. (March 13, 2001) (granting relief under 14a-8(i)(7) where the proposal requested the board of directors remove the Chief Executive Officer and search for a replacement because it related to ordinary business, i.e. termination, hiring, or promotion of employees); Norfolk Southern Corporation (February 1, 2001) (granting relief under 14a-8(i)(7) where the proposal urged the board to search for experts with specified characteristics with the objective of replacing the management team because it related to business operations, i.e. termination, hiring, or promotion of employees); Exxon Corporation (January 26, 1990) (granting relief under 14a-8(c)(7) with respect to the proposal's request to remove the CEO); Philadelphia Electric Company (January 29, 1988) (granting relief under 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), where the proposal requested the removal of executive officers because it related to ordinary business, i.e. the decision to dismiss executive officers); Middle South Utilities, Inc.

(January 25, 1988) (granting relief under 14a-8(c)(7) where the proposal related to replacing the Chairman and President on ordinary business grounds, i.e. the decision to alter or terminate the duties of executive personnel).

Based on the foregoing, we respectfully request the Staff's concurrence that it will not recommend enforcement action to the SEC if Bristol-Myers omits the Proposal from its 2005 proxy materials under Rule 14a-8(i)(7).

II. The Proposal is excludable under Rule 14a-8(i)(3) because it includes statements that impugn the character and integrity of the Chairman and Chief Executive Officer.

Under Rule 14a-8(i)(3), a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Note (b) to Rule 14a-9 states that Rule 14a-9 prohibits the use of "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Staff has held that inflammatory statements that impugn the character of members of the board of directors or management without factual foundation may be omitted. See, e.g., General Magic, Inc. (May 1, 2000) (granting relief under 14a-8(i)(3) where the proposal requested the company change its name to "The Hell With Share Holders Inc"). The Proposal violates the proxy rules, including Rule 14a-9, because it impugns the character and integrity of the Chairman and CEO without factual foundation. Several statements and assertions are false and misleading within the meaning of Rules 14a-8(i)(3) and 14a-9 including, for example, the statement in the resolution clause that the Chairman and CEO has "demonstrated gross incompetence."

Accordingly, we respectfully request the Staff's concurrence that it will not recommend enforcement action to the SEC if Bristol-Myers omits the Proposal from its 2005 proxy materials under Rule 14a-8(i)(3).

*   *   *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 30, 2005, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (212) 546-4260. Thank you.

Very truly yours,



Sandra Leung
Vice President and Secretary

Enclosures

cc: Ms. Shirley B. Rogers
100 Glenview Place
Naples, FL 34108

November 21, 2004

STOCKHOLDER PROPOSAL RELATING TO TERMINATION OF PETER R. DOLAN AS CHAIRMAN AND CEO

Resolved: The Board of Directors of Bristol-Myers Squibb (BMS) terminate Peter R. Dolan as Chairman and CEO of BMS with no "golden parachute" or special termination pay due to his demonstrated gross incompetence.

Supporting Statement

Since Sept. 2001 when Mr. Dolan became Chairman and CEO, there have been a number of major top management blunders which have resulted in a significant loss of investor confidence and a decline in the market value of BMS stock from $70 per share to $24 per share. For long-term investors this has cost stockholders approximately $103 billion in market value.

- The purchase of DuPont's unprofitable pharmaceutical business in October 2001 for $7.8 billion in cash, which required a writeoff of $575 million, $1.3 billion of goodwill not deductible for tax purposes, and a downgrade in BMS's bond rating.

- The purchase of a 19.9% equity interest in Imclone for $1.08 billion in November 2001 at $70 per share. While the purchase price was reduced to $900 million, half has been paid in required progress payments and a charge of $575 million was taken for the writeoff of acquired R & D on Erbitux whose market potential as a treatment for colorectal cancer appears limited. Imclone's stock price is currently $44 per share.

- In addition, major uncertainties about BMS's accounting practices required a restating of financial results for 2001 and 2002, adding addditional uncertainties to BMS's "real" performance and resulting in an adverse effect on stock price.

- Additional management problems are indicated by BMS being forced to pay $50 million to the settlement fund for class members in the Platinol monoploy suit. The SEC is currently investigating BMS's German unit for possible infractions of the Foreign Corrupt Practices Act.

In view of Mr. Dolan's proven inability to provide effective leadership to BMS, it is requested that the Board of Directors proceed promptly to replace him as Chairman and CEO with no special termination benefits and to replace him with a proven executive from inside or outside BMS.

This proposal is made by Shirley B. Rogers, 100 Glenview Place, Naples, FL 34108, owner of 1,956 shares of BMS common stock.

Shirley B. Rogers
Nov. 21, 2004

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 5, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 20, 2004

The proposal relates to terminating Bristol-Myers' chairman and chief executive officer.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(7), as relating to Bristol-Myers' ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bristol-Myers relies.

Sincerely,



Robyn Manos
Special Counsel